WILLIAM M. AUL
ATTORNEY AT LAW
7676 HAZARD CENTER DRIVE
SUITE 500
SAN DIEGO, CALIFORNIA 92108

TELEPHONE (619) 497-2555
FAX (619) 542-0555

February 9, 2006
Remitted Via First Class U.S. Mail &
Telecopier Only at 202-772-9204

Ms. Beverly Singleton, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: **BoysToys.com, Inc.**
Our Telephone Discussion Today
Matter of 2004 and 2005 Form 10-KSB

Dear Ms. Singleton:

In accordance with our telephone discussions, you have requested that my client, BoysToys.com, Inc., a Delaware corporation (the "Company"), file its 2005 Form 10-KSB with audited financial statements that are shown on a liquidation basis. I have spoken to my client and they will arrange for the statements to be shown on that basis.

Allow me to confirm here that you agreed today to withdraw your earlier request that the Company amend its 2004 Form 10-KSB with revised statements on a liquidation basis.

If you have any questions or if I can help you in any way, let me know. Thank you again for your kind cooperation.

Sincerely,



William M. Aul

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cc: Mr. Amato
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